Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended January 24, 2004	Fiscal Year (1)
		2003	2002	2001	2000	1999
Earnings
Income before income taxes
Plus:	$76,720	$66,037	$36,300	$21,006	$33,635	$17,615
Fixed Charges	15,620	20,840	20,052	18,941	15,003	14,084
Amortization of capitalized interest	36	48	28	—	—	—
Less interest capitalized during period	—	—	240	—	—	—

	$92,376	$86,925	$56,140	$39,947	$48,638	$31,699

Fixed Charges
Interest (expensed or capitalized)	$12,318	$16,042	$15,964	$16,393	$12,767	$12,267
Estimated portion of rent expense representative of interest	1,928	2,675	2,519	1,958	1,661	1,349
Amortization of deferred financing fees	1,374	2,123	1,569	590	575	468

	$15,620	$20,840	$20,052	$18,941	$15,003	$14,084

Ratio of earnings to fixed charges	5.9	4.2	2.8	2.1	3.2	2.3

(1)	All fiscal years presented were 52 weeks, except for fiscal 2000, which had 53 weeks.